UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-6933

GEN/RX, INC.

(Exact name of registrant as specified in its charter)

600 Woodmere Boulevard, Woodmere, New York  11598

(516)569-3800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.004 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  227

Explanatory Note:  The purpose of this Amendment No. 1 is to withdraw, effective upon filing hereof, the Form 15 Certification/Notice filed on December 31, 2007 (commission File No. 000-24496) with respect to the securities identified.  Pursuant to the requirements of the Securities Exchange Act of 1934 Gen/Rx, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Date:	March 27, 2008	By:	/s/ Jack Margareten
		Name:	Jack Margareten
		Title:	Acting President and
Chief Executive Officer